Filed by Standard BioTools Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934, as amended
Subject Company: Standard BioTools Inc.
Commission File No.: 001-34180

 July 28, 2026  Standard BioToolsMass Cytometry Sale Announcement

 STANDARD BIOTOOLS™  2  Explored multiple opportunities and are confident Multiplex Bio led by advanced imaging industry veterans is the best home for our team, technology and customers  Ongoing commercialization of CyTOF, Hyperion and next-generation multiplex product lines  Intends to maintain full continuity of business including all customer relationships, majority of team, existing service and maintenance commitments   Not effective immediately; expect to close by end of 2026, substantially concurrently with Treeline transaction   Overview of Transaction

 Multiplex Bio Leadership Team  [INSERT UPDATED HEADSHOTS ABOVE, IF AVAILABLE]  3  Michael Johnson, PhD  Chief Executive Officer  Tom Villani, PhD  Chief Technology Officer  Charles Coffman  Chief Operating Officer  President of New Jersey Innovation Institute  Co-founded Visikol with Tom Villani; pioneered commercialization of spatial biology tools including 3D microscopy, multiplex tissue imaging and digital pathology services for leading pharma companies  Previously Chief Commercial Officer of MatTek Life Sciences, a provider of human-derived 3D tissue models for product safety and efficacy testing  VP of AI and Machine Learning at New Jersey Innovation Institute  Co-founded Visikol with Michael Johnson and served as Chief Science Officer  Experienced in advanced bioimaging, assay development and digital pathology  Strong financial and operational background at life sciences companies  Chief of Staff and VP of Finance at HealthTrackRx, a molecular diagnostics company   Previously held finance and strategy roles at StageBio, a preclinical research partner providing pathology, histology and imaging services to support drug and medical-device development  Firsthand technical and commercial experience with our technology

 Multiplex Bio Vision  We can be the #1 leader in proteomic detection and imaging  No researcher running greater than 10-plex imaging should have a reason to choose another platform.  Founder-owned and private so we can move faster than any public competitor.  WHAT WE INTEND TO DO  Fix Form Factor  Mass cytometry can be the best detection platform in the field, but it is expensive, install-intensive and not benchtop. We will restart Theia and become a formidable competitor in 10+ plex imaging.  Lean into Services  99% of spatial proteomics researchers will never buy a device. We will expand service offering and provide end-to-end services to all customers.  End-to-End Software  Customers want insights and not just images where data analysis is currently an adoption barrier. Launch a comprehensive end-to-end imaging to analysis solution to support our systems.   Reposition Brand  Modernize our marketing stack and shift our marketing focus from technology oriented to solution oriented.   HOW WE OPERATE Science first · Entrepreneurial · Accountable · Innovative · Scrappy

 Most important priority: stay focused on execution, customers and delivering on commitments  Employee transition plans are top of mind; actively working through this  No changes will take effect at this time; HR will notify team members individually about plans  Committed to updates as decisions are made  Timing & Approvals  Expected to close by end of 2026, substantially concurrently with Treeline transaction close  Need to obtain Standard BioTools’ shareholder approval  Post-closing, 3-month transition period   Committed to Transparency  What’s Next?  4

 Questions?  5

 Forward-Looking Statements  This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, among others, statements regarding the disposition of the Mass Cytometry business; the expected timing of the disposition of the Mass Cytometry business; the Treeline transaction; the expected timing of the closing of the Treeline transaction; the future of the Mass Cytometry business; as well as any assumptions underlying any of the foregoing. The words ”can,” “become,” “build,” “lead,” “may,” “will,” “continue,” “commitment,” “expect,” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to risks, uncertainties, and assumptions.      Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks include, but are not limited to, risks and uncertainties related to: (i) the risk that the sale of the Mass Cytometry business may not be completed in a timely manner or at all; (ii) the ability to obtain the requisite approval for the sale of the Mass Cytometry business from stockholders of Standard BioTools; (iii) the possibility that any or all of the various conditions to the consummation of the sale of the Mass Cytometry business may not be satisfied or waived; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement relating to the sale of the Mass Cytometry business; (v) risks related to the ability of the Mass Cytometry business to operate as a standalone business; (vi) the risk that the Treeline transaction may not be completed in a timely manner or at all; (vii) the ability to obtain the requisite approval for the sale of the Treeline transaction from stockholders of Standard BioTools; (viii) the possibility that competing offers or acquisition proposals will be made with respect to the Treeline business; (ix) the possibility that any or all of the various conditions to the consummation of the Treeline transaction may not be satisfied or waived; (x) the occurrence of any event, change or other circumstance that could give rise to the   termination of the Treeline transaction, including in circumstances that would require Standard BioTools to pay a termination fee or other expenses; (xi) the effect of the dependency of the Treeline transaction on the parties’ ability to retain and hire key personnel, their ability to maintain relationships with customers, suppliers and others with whom they do business, their business generally or their stock price; (xii) risks related to diverting management’s attention from ongoing business operations or the loss of one or more members of the management team; (xiii) the risk that stockholder litigation in connection with either the sale of the Mass Cytometry business or the Treeline transaction may result in significant costs of defense, indemnification and liability; (xiv) the parties’ ability to realize the anticipated benefits of the Treeline transaction; (xv) the risk that the parties may assume unexpected liabilities and expenses as a result of the Treeline transaction; (xvi) the risk that the potential disposition of Standard BioTools’ Microfluidics business may not be completed on favorable terms or at all; (xvii) the risk that Standard BioTools could fail to maintain the listing of its common stock on Nasdaq; (xviii) uncertainties as to the potential for development, commercialization and other benefits of any of Treeline’s product candidates; and (xix) uncertainties as to Treeline’s anticipated preclinical and clinical drug development activities and related timelines, including the expected timing for commencing clinical trials and announcing data and other clinical results.      For information regarding other related risks, see the “Risk Factors” section of Standard BioTools’ Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on March 16, 2026, Standard BioTools’ most recent Quarterly Report on Form 10-Q and Standard BioTools’ other filings with the SEC. Should any of these risks or uncertainties materialize, actual results could differ materially from expectations. These forward-looking statements speak only as of the date hereof. Standard BioTools does not assume any obligation to, and does not currently intend to, update any such forward-looking statements except as may be required by law.

 Additional Information and Where to Find It     This communication may be deemed to be solicitation material in respect of Standard BioTools’ sale of its Mass Cytometry business and/or in respect of the Treeline transaction. In connection with the Treeline transaction and related stockholder vote, Standard BioTools has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 on July 20, 2026 that included a preliminary proxy statement and a preliminary prospectus of Standard BioTools, and that may be amended or supplemented from time to time. In connection with the disposition of the Mass Cytometry business and related stockholder vote, Standard BioTools will file a preliminary proxy statement with the SEC. This communication is not a substitute for the preliminary proxy statement, preliminary prospectus or any other document that Standard BioTools may file with the SEC or send to its stockholders in connection with the proposed transactions. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Any definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Standard BioTools.     INVESTORS AND STOCKHOLDERS OF STANDARD BIOTOOLS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS, SUPPLEMENTS AND ANY DOCUMENTS INCORPORATED BY REFERENCE THEREIN) AND OTHER RELEVANT MATERIALS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED TRANSACTIONS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STANDARD BIOTOOLS, TREELINE AND THE PROPOSED TRANSACTIONS. Copies of the materials filed or to be filed by Standard BioTools with the SEC may be obtained free of charge on Standard BioTools’ Investor Relations website at https://investors.standardbio.com or by contacting Standard BioTools’ Investor Relations department at ir@standardbio.com. In addition, all of those materials will be available at no charge on the SEC’s website at www.sec.gov.  Participants in the Solicitation     Standard BioTools, Treeline and certain of their respective directors, executive officers, other members of management and employees may be deemed to be participants in the solicitation of proxies of Standard BioTools stockholders in connection with the proposed transactions under SEC rules. Investors and stockholders may obtain more detailed information regarding the names, affiliations and interests of Standard BioTools’ executive officers and directors who may, under SEC rules, be deemed participants in the solicitation by reading Standard BioTools’ proxy statement for its 2026 annual meeting of stockholders (including under the headings “Management and Corporate Governance,” “Executive Officer and Director Compensation,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” “Executive Compensation” and “Certain Relationships and Related Transactions, and Director Independence”), its Annual Report on Form 10-K for the fiscal year ended December 31, 2025, subsequent Quarterly Reports on Form 10-Q and Standard BioTools’ other filings with the SEC. Information regarding Treeline’s directors and executive officers who may be deemed participants in the solicitation is contained in the registration statement on Form S-4 filed by Standard BioTools. These documents are or will be available free of charge at the SEC’s website at www.sec.gov or by going to Standard BioTools’ Investor Relations website at http://investors.standardbio.com or contacting Standard BioTools’ Investor Relations department at ir@standardbio.com.